SECURI 14047110 SION

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SEC FILE NUMBER
8 - 69040

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB 2 7 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/9/2012 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PINE Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gould 646 398-6918
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/20/14

PINE Securities USA LLC
645 Madison Avenue
New York, NY 10022

FEB 27 2014

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2013
SEC File No. 8-69040

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Janice Parise

2/25/14
Date

OATH OR AFFIRMATION

I, David Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINE Securities USA LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David Gould
Signature

Managing Director
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINE Securities USA LLC

Statement of Financial Condition

December 31, 2013

pwc

PINE Securities USA LLC

Statement of Financial Condition

December 31, 2013

PINE Securities USA LLC
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of
PINE Securities USA LLC

We have audited the accompanying statement of financial condition of PINE Securities USA LLC, as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PINE Securities USA LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

PINE Securities USA LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	3,356,181
Accounts receivable		125,000
Receivables from brokers and dealers		267,733
Furniture, equipment and leasehold improvements		270,426
Prepaid expenses		37,345
Other assets		192,245
Total assets	$	4,248,930
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	331,240
Deferred rent		48,337
Due to affiliate		7,535
Total liabilities		387,112
Member's equity		3,861,818
Total liabilities and member's equity	$	4,248,930

The accompanying notes are an integral part of these financial statements.

1. Organization

PINE Securities USA LLC ("PINE Securities USA LLC" or "the Company") is a limited liability company established in the state of Delaware on January 23, 2012. On October 9, 2012 the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company began conducting securities activities in 2013. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Banco Pine S.A. ("Banco Pine"). The Company acts as agent in the private placement of securities and acts as underwriter and selling group participant.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to

maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2013, there are no uncertain tax positions.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Expense Sharing Agreement

On March 22, 2013, the Company and Banco Pine entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Banco Pine, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by Banco Pine who provide services to the Company. As of December 31, 2013, under the Expense Sharing Agreement, $1,500 is included as Due to affiliate on the accompanying statement of financial condition.

4. Furniture, Equipment and Leasehold Improvements

Details of Furniture, equipment and leasehold improvements are as follows:

Furniture and fixtures	$ 98,619
Leasehold improvements	153,196
Computer equipment	112,054
	363,869
Less: Accumulated depreciation	(93,443)
	$ 270,426

5. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the

counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,072 with its clearing broker.

The Company leases office space under a noncancellable lease agreement which expires September 30, 2017. The future minimum annual payments, at December 31, 2013 under this agreement are approximately:

	Total Commitments
2014	$ 191,945
2015	197,703
2016	203,634
2017	156,532
	$ 749,814

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $91,800 relating to the lease.

6. Income Taxes

The effective tax rate differs from the statutory tax rate primarily due to the valuation allowance.

The components of the net deferred tax asset balance of $500,429 before valuation allowance relate to fixed assets, start up and organization costs, accrued bonuses, and deferred rent, as well as net operating loss carryforwards. Based on all available evidence, as of the statement of condition date the Company has concluded that the net deferred tax asset balance should be fully offset by a valuation allowance as it is not, more likely than not, it will be realized.

The net operating loss carryforwards will begin to expire in 2032.

There are no uncertain tax positions at December 31, 2013.

7. Member's Equity

Prior to October 9, 2012, the Company received $5,000,000 in capital contributions from Banco Pine.

8. Net Capital Requirements

As a registered broker-dealer, PINE Securities USA LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% aggregate debit items. At December 31, 2013, net capital of $3,236,802, exceeded the required net capital minimum of $250,000 by $2,986,802.

9. Subsequent Events

Management of the Company evaluated subsequent events or transactions that occurred from January 1, 2014 through February 24, 2014, the date these financial statements were issued and did not have any significant subsequent events to report.

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